SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 12, 2006

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

17 boulevard Haussmann, 75009 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: Groupe Danone is furnishing under cover of Form 6-K a press release dated January 12th, 2006, announcing the sale of its AMOY sauce and frozen foods businesses.

Groupe DANONE sells its AMOY sauce and frozen foods businesses

Danone Asia Pte Ltd, a subsidiary of Groupe DANONE S.A., has entered into an agreement for the sale of its AMOY businesses to AJINOMOTO Co., Inc. for a total consideration of about EUR 190 million.

With an estimated turnover of around EUR 77 million in 2005 AMOY is a very profitable group operating out of Hong Kong and mainland China.

AMOY is engaged in the production, marketing and sale of Asian sauces and frozen foods mainly to the Hong Kong, mainland China, US and UK markets under the Amoy brand. Amoy is a widely recognised Asian food brand, with leading positions in the soya sauce and frozen dim sum segments in Hong Kong, as well as in certain other geographical markets.

Following the announcement of the divestiture of HP Foods and Lea & Perrins in June 2005, the sale of AMOY marks the completion of the Group’s efforts in refocusing its operations on three core strategic businesses – Fresh Dairy Products, Water and Non-alcoholic Beverages, and Biscuits.

The transaction takes effect as from today. Groupe DANONE will book an after tax capital gain in excess of EUR 100 million in its 2006 accounts.

In 2004 Groupe DANONE posted sales of more than 2 billion euros in Asia with strong positions on the water market (n° 1 in packaged water in China and Indonesia) and the biscuit market (leader in Malaysia, India and China, n°2 in Indonesia). Last October, Groupe DANONE opened in Shanghai a research center dedicated to fresh dairy products. The center’s mission is to conceive and develop products that meet local nutrition and health needs and are suited to the tastes of Asian consumers, particularly in China, India and Indonesia.

January 12th, 2006

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated in the forward-looking statements. For a detailed description of the important factors that could cause actual results to differ materially from the expectations of the Company or its management, please see the sections “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission.

For further requests:

Corporate Communication : 33 1 44 35 20 75 – Investor Relations : 33 1 44 35 20 76

GROUPE DANONE : 17, Boulevard Haussmann, 75009 Paris – Fax 33 1 44 35 26 95

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: January 12, 2006	By:	/s/ ANTOINE GISCARD D’ESTAING
	Name: Title:	Antoine Giscard d’Estaing Executive Vice - President and Chief Financial Officer